LAW OFFICES OF MICHAEL H. HOFFMAN, P.A.

                               1953 NW 22ND STREET
                              MIAMI, FLORIDA 33142
                               TEL: (786) 280-7575
                               FAX: (786) 276-6848

--------------------------------------------------------------------------------


                                November 10, 2005


United States Securities
   and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549

Re:      PracticeXpert, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Filed April 15, 2005
         File No.  000-30583

Dear Sir or Madam:

         On behalf of PracticeXpert, Inc. (the "Company"), we are responding to the staff comments, as set forth in the letter from the staff of August 29, 2005 to Mr. Michael Manahan, Chief Financial Officer of the Company.

         As set forth in the letter from the staff, the Company acknowledges and agrees as follows: (A) the Company is responsible for the adequacy and accuracy of the disclosures in the filings with the Securities and Exchange Commission (the "Commission"); (B) the staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (C) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company acknowledges the staff comment that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the filings or in response to the staff comments on the filings.


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United States Securities
  and Exchange Commission
November 10, 2005
Page 2


         The following captions and numbered paragraphs set forth herein correspond to the captions and numbered paragraphs contained in the staff's letter to the Company:

Form 10-KSB for the year ended December 31, 2004

Item 6 - Management's Discussion and Analysis or Plan of Operation

Significant Accounting Policies

Revenue Recognition, page 10

1. The Company acknowledges the staff comment that the Company has been requested to clarify whether the Company's revenues from medical billing and accounts receivable management services are presented on a net or gross basis in the income statement, as referenced in EITF 99-19. The revenues that the Company receives as fees for its medical billing and account receivable management services are presented on a net basis in the income statement, as the Company recognizes revenue as a percentage of the net amount collected by its customers.

Client Lists and Client Account Amortization, page 10

2. The Company acknowledges the staff comment that it has been requested to inform the staff about the Company's determination that the maximum life is the appropriate useful life for amortization of its client lists and accounts, rather than the expected useful life, as required by paragraph 11 of SFAS 142. The Company believes that management's evaluation of the expected period over which the client lists and accounts will generate cash flow, which includes the historical collection experience of such client lists and accounts, is the estimated useful life of the client lists and accounts, as required by SFAS 142. The Company has used the term, "maximum useful life" to identify the appropriate amortization period.

Note 6 - Intangible Assets, page 23

3. The Company acknowledges the staff comment that it disclose the accounting treatment when a customer is added to a customer list, whether or not these customers are considered when the customer lists are reviewed for impairment, and the accounting treatment when a customer is lost. The Company does not increase the carrying value of a customer list when it adds a new customer. The customer lists are reviewed periodically for impairment, and at the time a client is lost. Any activity which materially adversely affects the carrying value on a customer list is recorded as impaired.

United States Securities
  and Exchange Commission
November 10, 2005
Page 3

4. The Company acknowledges the staff comment that it has been requested to inform the staff about the Company's consideration given to adjusting the amortization periods of the customer lists when performing impairment tests, as referenced in paragraph 9 of SFAS 144. The Company handles client list impairment by removing the client which has been impaired from the list, and the remaining carrying values on the list are amortized over their remaining useful life.

5. The Company acknowledges the staff comment that it has been requested to inform the staff about the Company's method for determining fair value and the amount of impairment of a client list, as referenced is paragraph in 46 of SFAS 142. The Company's initial determination of fair value of the client list being acquired is based on discounted cash flows, as calculated by management or through an independent appraiser. Impairment is measured as the difference between the discounted cash flow and the carrying value of the client list.

Note 17 - Discontinued Operations, page 28

6. The Company acknowledges the staff comment that it has been requested to provide details regarding the Company's disposition of its three (3) inactive subsidiaries on September 23, 2003, the realization of a gain upon such disposition, and to clarify whether or not it performed an impairment test on the long-lived assets of these subsidiaries, if any, prior to or at the time of the transfer. These subsidiaries had negligible assets and no long-lived assets on the Company's books. Accordingly, no asset impairment test was performed. In addition, the three (3) inactive subsidiaries each had a stockholders' deficit. A gain was realized because each of these subsidiaries had debt on the books, and upon disposition of the subsidiaries the Company was relieved of those debt obligations. These subsidiaries were all in various stages of liquidation due to their insolvency and inactivity.

Note 19 - Acquisition, page 28

7. The Company acknowledges the staff comment that it has been requested to inform the staff whether the transactions contained in Note 19 were recognized as business combinations in accordance with EITF 98-3. The Company treated each of these transactions as a business combination, and these transactions were presented in the consolidated financial statements of the Company during 2004. Audited and pro forma consolidated financial statements were also included in the Company's Form 8-K/A dated September 7, 2004.

United States Securities
  and Exchange Commission
November 10, 2005
Page 4

8. The Company acknowledges the staff comment that it has been requested to advise the staff of the methodology that the Company used to allocate the purchase price to the assets acquired from Cancer Care Network, Inc., specifically to the client lists. The Company allocated the purchase price based on the fair value of the assets and liabilities acquired. The methodology used for valuing the client lists was based on discounted cash flows.

Note 22 - Subsequent Event

Acquisition, page 31

9. The Company acknowledges the staff comment that it has been requested to revise the pro forma information disclosed for the acquisition of PracticeOne in the above Form 10-KSB and Form 8-K/A dated May 31, 2005 to only include information for the year ended December 31, 2004, and that the information be presented in columnar form showing pro forma adjustments and results, as required by Item 310(d) of Regulation S-B. The Company has complied with the staff comment and revised the pro forma information disclosed for the acquisition of PracticeOne in those reports in the manner being requested by the staff. Attached as
         Schedule 1 to this letter is the pro forma financial information, which will be included in the amendments to such reports to be filed with the Commission.

Form 10-QSB for the quarter ended March 31, 2005

Note 7 - Acquisition, page 9

10. The Company acknowledges the staff comment that the Company has been requested to provide the staff with a description of the factors that contributed to the purchase prices that resulted in the recognition of goodwill, including the valuation methodology used to allocate the purchase prices to the acquired assets, specifically the intangible assets, as referenced in paragraphs 51 and 58 of SFAS 141. The amount of the purchase prices allocated to assets acquired, including the intangible assets, was based upon the fair values of those assets, as determined primarily by way of an independent appraisal of those assets, which utilized a discounted cash flow valuation method. Goodwill is the residual amount after allocation of the purchase price to identifiable assets, and equals the difference between the total consideration paid for the assets minus the fair value of the assets.

United States Securities
  and Exchange Commission
November 10, 2005
Page 5

11. The Company acknowledges the staff comment that it has been requested to inform the staff about the Company's accounting for the issuance of the warrants ("Warrants") to PI (Cayman) Limited to purchase six million shares of common stock of the Company, when determining the purchase price of the acquired entity and the basis for determining the value of the Warrants. As set forth in Section 1.3.8 of the Agreement of Purchase and Sale of Stock dated as of December 20, 2004, which was an exhibit to the Company's Form 8-K filed with the Commission on January 7, 2005, the Warrants were issued as a fee to PI (Cayman) Limited in connection with obtaining the $2 million revolving line of credit from Citibank, N.A. The Warrants were recorded at fair value on the Company's books at the inception of the $2 million revolving line of credit from Citibank, N.A.

Form 10-QSB for the quarter ended June 30, 2005

Note 11- Convertible Note Payable and Extraordinary Gain, page 12

12. The Company acknowledges the staff comment that it has been requested to inform the staff about the accounting guidance used by the Company in determining the proper accounting treatment for the conversion of $4 million of convertible debt into common stock on June 30, 2005. The Company relied on the guidance set forth in FAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which refers to APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary and Unusual and Infrequently Occurring Events and Transactions." APB 30, paragraph 19 states that for a transaction to be classified as an extraordinary item, it must be both unusual and infrequent. The Company considered the conversion of $4 million of convertible debt into common stock to be unusual because of the magnitude of the amount of the transaction, and that this transaction it is not related to an activity in the ordinary course of business of the Company. The Company considered the conversion event to be infrequent, because the transaction arose from acquisition indebtedness, which is also an activity not in the ordinary course of business of the Company. The Company does not anticipate another such conversion event to occur at any time in the foreseeable future.

United States Securities
  and Exchange Commission
November 10, 2005
Page 6


         Please feel free to contact the undersigned should you have any comments or questions regarding the foregoing.

                                               Sincerely yours,

                                               /s/ Michael H. Hoffman, Esq.

                                               Michael H. Hoffman, Esq.
Enclosure

                        PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                                   (Unaudited)


The following unaudited Pro Forma Statement of Operations has been derived from the historical audited financial statements of PracticeXpert, Inc. (A) for the year ended December 31, 2004 and the historical audited financial statements of Physician Informatics, Inc. (B) for the year ended December 31, 2004. The Pro Forma Statement of Operations reflects the stock purchase of B by A on January 3, 2005, and presents the information for the year ended December 31, 2004, assuming that the stock purchase transaction was consummated as of January 1, 2004.

The Pro Forma Statement of Operations should be read in conjunction with the financial statements of A and the notes thereto and the financial statements of B and the notes thereto. The Pro Forma Statement of Operations does not purport to represent what A's results of operations and financial condition would actually have been if the stock purchase of B had occurred on the date indicated or to project A's results of operations for any future period or date. The pro forma adjustments, as described in the accompanying data, are based on available information and the assumptions set forth in the footnotes below.

                                                                                 Physician
                                                              PracticeXpert     Informatics       Pro Forma           Pro Forma
                                                              (Historical)      (Historical)      Adjustment          Combined
                                                              -------------     -------------    ------------       -------------
Net revenue                                                   $ 11,096,512      $  3,983,627     $        --        $ 15,080,139
Operating expenses                                              15,040,965         6,635,751         900,000(1)       22,576,716
                                                              -------------     -------------    ------------       -------------
Loss from operations                                            (3,944,453)       (2,652,124)       (900,000)         (7,496,577)
Non-operating expenses                                            (182,755)       (3,615,621)             --          (3,798,376)
                                                              -------------     -------------    ------------       -------------
Income loss before provision for income taxes                   (4,127,208)       (6,267,745)       (900,000)        (11,294,953)
Provision for taxes                                                  5,600                --              --               5,600
                                                              -------------     -------------    ------------       -------------
Net loss from continuing operations                             (4,132,808)       (6,267,745)       (900,000)        (11,300,553)
Discontinued operations                                            (66,740)               --              --             (66,740)
                                                              -------------     -------------    ------------       -------------
Net loss                                                        (4,199,548)       (6,267,745)       (900,000)        (11,367,293)
Dividend requirement for preferred stock                           (63,740)               --              --             (63,740)
                                                              -------------     -------------    ------------       -------------
Net loss applicable to common stockholders                    $ (4,263,288)     $ (6,267,745)    $  (900,000)       $(11,431,033)
                                                              =============     =============    ============       =============
Basic weighted average number of shares outstanding             80,670,149        12,500,000                          93,170,149 (3)
                                                              =============     =============                       =============
Basic loss per share (2)                                      $      (0.05)     $      (0.50)                       $      (0.12)
                                                              =============     =============                       =============
Diluted weighted average number of shares outstanding (4)       80,670,149        12,500,000                          93,170,149 (3)
                                                              =============     =============                       =============
Diluted loss per share (2)                                    $      (0.05)     $      (0.50)                       $      (0.12)
                                                              =============     =============                       =============

----------

(1) Amortization of intangible assets acquired pursuant to the stock purchase of B.

(2) Earnings (loss) per share data shown above are applicable for both primary and fully diluted earnings (loss) per share.

(3) Weighted average number of shares outstanding for the combined entity includes 117,464,982 shares of common stock of A outstanding as of December 31, 2004, and 12,500,000 shares of common stock of A issued to the shareholders of B pursuant to the stock purchase of B.

(4) Diluted weighted average number of shares were computed including all the convertible preferred stock being regarded as common stock equivalents.

                               PRACTICEXPERT, INC.
                             PRO FORMA BALANCE SHEET
                             AS ON DECEMBER 31, 2004
                                   (Unaudited)

The following unaudited Pro Forma Balance Sheet has been derived from the historical audited financial statements of PracticeXpert, Inc. (A) as of December 31, 2004, and the historical audited financial statements of acquired company Physician Informatics, Inc. (B) as of December 31, 2004. The Pro Forma Balance Sheet reflects the stock purchase of B by A on January 3, 2005, and presents the information for the year ended December 31, 2004, assuming that the stock purchase transaction was consummated as of January 1, 2004.

The Pro Forma Balance Sheet should be read in conjunction with the financial statements of A and the notes thereto and the financial statements of B and the notes thereto. The Pro Forma Balance Sheet does not purport to represent what A's balance sheet would actually have been if the stock purchase of B had occurred on the date indicated or to project A's balance sheet for any future period or date. The pro forma adjustments, as described in the accompanying data, are based on available information and the assumptions set forth in the footnotes below.

                                                                Physician
                                             PracticeXpert     Informatics                        Pro Forma          Pro Forma
                                              (Historical)     (Historical)     Investment (1)   Adjustment           Combined
                                             ------------      ------------     ------------     ------------       ------------
ASSETS

Current assets                               $  2,159,462      $    297,605     $                $                  $  2,457,067
Property & equipment, net                         374,897           213,529                                              588,426
Other assets                                       19,856                --                                               19,856
Intangibles, net                                5,252,784            48,641                         3,700,000 (2)      9,001,425
Goodwill                                                                                            4,993,545 (2)      4,993,545
Investment in subsidiary                                                           1,657,187       (1,657,187)(3)             --
                                             ------------      ------------     ------------     ------------       ------------
TOTAL ASSETS                                 $  7,806,999      $    559,775        1,657,187     $  7,036,358       $ 17,060,319
                                             ============      ============     ============     ============       ============
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities                          $  3,906,659      $  3,596,133     $     32,187     $                  $  7,534,979
Long term liabilities                             460,740         4,000,000                                --          4,460,740
                                             ------------      ------------     ------------     ------------       ------------
    Total liabilities                           4,367,399         7,596,133           32,187               --         11,995,719
                                             ------------      ------------     ------------     ------------       ------------
Stockholders' equity (deficit):
Preferred stock                                        41            25,000                           (25,000)(4)             41
Common stock                                      117,465            32,186           12,500          (32,186)(4)        129,965
Shares to be issued                                93,122                                                                 93,122
Treasury stock                                   (285,000)                                                              (285,000)
Additional paid in capital                     15,411,422        11,212,879        1,612,500      (11,212,879)(4)     17,023,922
Accumulated deficit                           (11,897,450)      (18,306,423)                       18,306,423 (4)
                                                                                                     (900,000)(5)    (12,797,450)
                                             ------------      ------------     ------------     ------------       ------------
     Total stockholders' equity (deficit)       3,439,600        (7,036,358)       1,625,000        6,136,358          4,164,600
                                             ------------      ------------     ------------     ------------       ------------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                         $  7,806,999      $    559,775        1,657,187     $  6,136,358       $ 16,160,319
                                             ============      ============     ============     ============       ============


(1) Acquisition of B by issuance of 12,500,000 shares of common stock valued at $1,625,000.

(2) Recording of intangible assets upon the stock purchase of B, including client lists, software and goodwill.

(3) Elimination of investment in subsidiary on consolidation.

(4) Elimination of equity prior to the stock purchase of B.

(5) Amortization of intangible assets acquired upon the stock purchase of B.